UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

RALPH LAUREN CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-13057	13-2622036
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

650 Madison Avenue, New York, NY 10022

(Address of principal executive offices) (Zip Code)

Robert L. Madore

Corporate Senior Vice President, Chief Financial Officer

(212) 318-7000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Ralph Lauren Corporation (the “Company”) designs, markets, and distributes premium lifestyle products including apparel, accessories, home furnishings and other licensed product categories. The Company does not directly manufacture products but rather contracts for the manufacture of products. This disclosure relates to the following product categories (the “Covered Products”): apparel, accessories, and home furnishings. The Covered Products include products: (a) that were manufactured by certain third parties that affixed the Company’s brand, marks, logo or label to a generic product; and (b) for which we exerted sufficient influence over the manufacture of the products such that we could be considered to have contracted for their manufacture. The Covered Products do not include licensed product categories.

Unless the context indicates otherwise, the terms “Company,” “we,” “us” and “our” refer to Ralph Lauren Corporation and its consolidated subsidiaries.

Conflict Minerals Disclosure

This Specialized Disclosure Form (“Form SD”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (collectively with the Form SD, the “Conflict Minerals Rule”), for the period from January 1, 2015 to December 31, 2015 (the “Reporting Period”). We contract to manufacture certain products in which columbite-tantalite (coltan), cassiterite, gold, and wolframite, or their derivatives, tantalum, tin and tungsten (collectively, the “3TGs”), may be necessary to the functionality or production of those products.

The Company conducted a reasonable country of origin (“RCOI”) to ascertain whether any 3TGs contained in our products originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”) as defined in Rule 13p-1 under the Securities Exchange Act of 1934, as amended. The Conflict Minerals Report describes our due diligence efforts to determine the source and chain of custody of the 3TGs that may be necessary to the functionality or production of certain of our products.

Item 1.02 Conflict Minerals Report

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at http://investor.ralphlauren.com.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RALPH LAUREN CORPORATION

By: /s/ Robert L. Madore	Date: 26 May 2016
Name: Robert L. Madore
Title: Corporate Senior Vice President, Chief Financial Officer

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